

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 1, 2016

Suneetha Nandana Silva Sudusinghe
Chief Executive Officer
Geant Corp.
Kiranthidiya road 114
Beruwala, Sri Lanka 12070

> **Re:     Geant Corp.**
> **Registration Statement on Form S-1**
> **Filed August 9, 2016**
> **File No. 333-213009**

Dear Mr. Sudusinghe:

        We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.      We note statements on your prospectus coverage page, page 7, and page 20 that "[a]ll accepted subscriptions are irrevocable, even if you subsequently learn information about us that you consider to be materially unfavorable" and related risk factor disclosure on page 13.  If retained, clarify that this statement does not limit investors' rights to seek remedies under Section 5 of the Securities Act of 1933 in cases of material omissions or misstatements in this registration statement.

Cover Page

3.     Revise the Cover Page to indicate invested funds will not be placed into an escrow account.  See Item 501(1)(b)(8)(iii) of Regulation S-K.

Prospectus Summary, page 6

4.     We note that here and elsewhere you state that your office is located at Kiranthidiya road 114, Beruwala, Sri Lanka, 12070. However, we note that Exhibits 5.1 and 10.2 state your principal place of business is Irukupalem 2/56, Guntur 522403 India.  Please revise or advise as to this apparent inconsistency.

Corporate Background and Business Overview, page 6

5.     Please remove the statement that there is an "off chance" you will not obtain the indicated level of financing from this offering as there is no basis for this belief in the context of a best efforts offering.  Please also remove the statement on page 22 that there is an "off chance" regarding obtaining the indicated level of income as there appears to be no basis for this belief.

6.     Clarify the nature of your business operations.  For instance, it is not clear whether this consists of simply purchasing the Hollander beater machine or whether you have also commenced production and sales.

7.     Indicate whether the Hollander beater is manually operated or runs on electric power.  Indicate also its daily output.

8.     Describe the nature of the "subsidiary raw materials" that you reference on page 7.

Risk Factors, page 8

9.     We note Mr. Sudusinghe's employment with ReschenTex, a textile company.  If that does not include paper products, provide a risk factor regarding his lack of experience with the paper industry and the distribution of paper products.

10.    We note your risk factor entitled "Some of the existing companies that engage in application of dung products and sales thereof have a greater more established outlet than us."  Please revise to remove the statement "which is not extremely high" as it mitigates the risk you disclose.

Dilution, page 17

11.     We are unable to locate your disclosure assuming a sale of 25% of your shares, which according to your disclosure is one of the assumptions contemplated under your offering. Please revise your disclosure to reflect each offering scenario presented.

Management's Discussion and Analysis or Plan of Operation, page 20

12.     We note your disclosure here of prices of a Hollander beater machine, stainless steel drum, plastic barrel drum, and subsidiary raw materials.  This disclosure appears to reference assets acquired through the Purchase Agreement attached as Exhibit 10.3.  If that is the case, we note the Purchase Agreement does not state the purchase prices of these assets, providing "the sum in USD currency . . . will be specified in the invoice to each order of the equipment."  Explain how the price will be determined.

Description of Business

Organization Within the Last Few Years

In General, page 24

13.     We note your statement that you "have generated limited revenues from operations to date."  However, you disclose at other locations of the registration statement that you have not generated any revenues, such as at page 24.  Please revise or advise as to this apparent inconsistency.

Marketing, page 27

14.     We note your statement that your "site portrays [your] products."  This statement appears inconsistent with the description of your principal business activities to date at other locations of the registration statement, such as at page 21.  Please revise or advise as to this apparent inconsistency.  In this regard, advise us of any affiliation between Geant and the company named Mr. Ellie Pooh.

Management, page 28

15.     Please enhance the biography of Mr. Sudusinghe to provide the disclosure required by Item 401(e) of Regulation S-K.  For example, please discuss his specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director and provide a brief explanation of the nature of his responsibilities in his positions at Reschen Tex LTD.  In that regard, clarify when Mr. Sudusinghe left Reschen Tex.

Director's Compensation Table

Long-Term Incentive Plan Awards

Indemnification, page 30

16.     Your disclosure here indicates that your Articles of Incorporation and Bylaws contain certain indemnification provisions.  However, we cannot locate such provisions in those documents.  Please revise or advise as to this apparent inconsistency.

Description of Securities

Common Stock

Preferred Stock

Share Purchase Warrants

Options

Non-Cumulative Voting, page 32

17.     We note your disclosure that stockholders do not have cumulative voting rights. However, paragraph 24 of your Bylaws provides that stockholders have such rights. Please revise or advise as to this apparent inconsistency.

Report of Independent Registered Certified Public Accounting Firm, page F-1

18.     We note that the report of your independent registered public accounting firm on page F-1 is not signed by the accounting firm in accordance with Rule 2-02 of Regulation S-X. Please obtain and file a revised audit report that includes a conforming signature of the independent registered public accounting firm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Mark Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc:    Diane J. Harrison
       Harrison Law, P.A.